EXHIBIT 1

YEAR 2004 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

     We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a focus on the China market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 33 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. In 1985, we launched Electronics News for China for this purpose. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online. Today we have several publications and their associated websites, plus leading events and conferences that provide information to high tech design engineers and manufacturers in China and throughout Asia.

     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Today we are one of Asia’s leading providers of trade information in print, online, on CD ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

Revenue

     We derive revenue from three principal sources.

     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year.

     Exhibitions — trade shows and seminars — We launched a new line of trade shows called, the China Sourcing Fairs. They offer international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003 and two series of three fairs each were held in the second quarter and fourth quarter of 2004. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

Results of Operations

     The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$24,019	$23,526	$92,325	$87,685
Exhibitions	5,374	1,965	13,010	3,327
Miscellaneous	132	148	511	657

	29,525	25,639	105,846	91,669
Operating Expenses:
Sales	7,239	8,286	29,956	30,113
Event production	1,836	602	3,774	930
Community	5,532	3,428	16,967	12,331
General and administrative	8,023	7,641	31,252	28,682
Online services development	1,126	1,072	4,232	4,960
Non-cash compensation expense	876	206	2,117	1,419
Amortization of software cost	373	920	1,480	4,453

Total Operating Expenses	25,005	22,155	89,778	82,888

Income from Operations	4,520	3,484	16,068	8,781

Net Income	$5,001	$2,656	$15,769	$7,334

Income from Operations:
Online and other media services	$5,463	$3,644	$17,700	$9,390
Exhibitions	(1,071)	(308)	(2,133)	(1,215)
Miscellaneous	128	148	501	606

Consolidated	$4,520	$3,484	$16,068	$8,781

Note:	1.	Online and other media services consists of:

	Three months ended		Year ended
	December 31		December 31
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$13,083	$13,067	$52,106	$51,367
Print services	10,936	10,459	40,219	36,318

	$24,019	$23,526	$92,325	$87,685

     The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31		December 31
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Asia	$27,474	$23,678	$97,876	$84,856
United States	1,756	1,776	6,573	5,970
Europe	142	94	597	437
Others	153	91	800	406

Total revenue	$29,525	$25,639	$105,846	$91,669

Consolidated Results

Revenue

     Our total revenue grew by 15% to $29.5 million during the three months ended December 31, 2004 from $25.6 million during the three months ended December 31, 2003. Our online and other media services revenue grew by 2% from $23.5 million during the three months ended December 31, 2003 to $24.0 million during the three months ended December 31, 2004, resulting from a 5% growth in our online and other media services revenue in our China market off-set by drop in some of our other markets during the quarter. Our exhibitions revenue grew from $2.0 million during the three months ended December 31, 2003 to $5.4 million during the three months ended December 31, 2004 due to increase in number of our China Sourcing Fairs events held during the fourth quarter 2004.

     Total revenue grew to $105.8 million during the year ended December 31, 2004 from $91.7 million during year ended December 31, 2003, a growth of 15%. Our online and other media services revenue grew by $4.6 million or 5% to $92.3 million during the year ended December 31, 2004, as compared with $87.7 million during the year ended December 31, 2003 due to a 9% growth in our China market and the growth in our Hongkong, Japan and USA markets off-set by drop in some of our other markets during the year. Our exhibitions revenue grew from $3.3 million during the year ended December 31, 2003 to $13.0 million during the year ended December 31, 2004, a growth of 294%, due mainly to increase in number of our China Sourcing Fairs events held in year 2004.

     We have made substantial progress in developing our customer base in China, our largest market. Revenue from China grew by 26% during the year ended December 31, 2004 compared to the year ended December 31, 2003 partially as a result of increase in China Sourcing Fairs revenue. China accounted for 47% of total revenue during the year ended December 31, 2004.

     Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways. It may also give us a competitive advantage over media companies who do not offer a full range of media.

     Our growth strategy has five primary components:

(1)	Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

(2)	Expand Trade Show Business. We plan to launch more trade shows in the future.

(3)	Add New Customers for Existing Services. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we have involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online.

(4)	Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

(5)	Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals.

     At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe will drive revenue growth through further adoption of our online, publication and trade show products and services.

Operating expenses

     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs declined from $8.3 million during the three months ended December 31, 2003 to $7.2 million during the three months ended December 31, 2004, a decline of 13% due mainly to reduction in sales marketing costs and a $0.7 million write-back of provision for doubtful debts no longer required due to improvement in our collections performance.

     Sales costs marginally declined from $30.1 million during the year ended December 31, 2003 to $30.0 million during the year ended December 31, 2004, due to increase in sales commissions as a result of increase in revenue, off-set by reduction in sales marketing costs. and a $0.7 million write-back of provision for doubtful debts no longer required due to improvement in our collections performance.

     Event Production. With the launch of China Sourcing Fairs in the fourth quarter of 2003, we are presenting the costs associated with production of the exhibition or trade show and seminar events as a separate category in our Income Statement. Accordingly, certain of our costs for the first nine months of 2003 have been reclassified from sales costs to event production costs, to conform to our current presentation.

     Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

     Event production costs increased from $0.6 million during the three months ended December 31, 2003 to $1.8 million during the three months ended December 31, 2004, due to increase in number of our China Sourcing Fairs events held in the fourth quarter of 2004.

     Event production costs increased from $0.9 million during the year ended December 31, 2003 to $3.8 million during the year ended December 31, 2004, due to increase in number of our China Sourcing Fairs events held in the year 2004.

     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community. Community costs increased from $3.4 million during the three months ended December 31, 2003 to $5.5 million during the three months ended December 31, 2004, an increase of 62%. This increase was due mainly to increase in event specific promotion costs incurred for promoting our China Sourcing Fairs events held in the fourth quarter of 2004 to the buyer community. We also recorded $0.4 million event specific promotion costs incurred for our China Sourcing Fairs to be held in second and fourth quarters of 2005 in Shanghai, China and our Sourcing Fairs to be held in second and fourth quarters of 2006 in Hong Kong. We recorded increases in bulk mailing costs, printing charges, paper costs and subscription promotion costs for our print publications business. We incurred also promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.

     Community costs increased from $12.3 million during the year ended December 31, 2003 to $17.0 million during the year ended December 31, 2004, an increase of 38% due mainly to increase in event specific promotion costs incurred for promoting our China Sourcing Fairs events held in the second and fourth quarters of 2004 to the buyer community. We also recorded $0.4 million event specific promotion costs incurred for our China Sourcing Fairs to be held in second and fourth quarters of 2005 in Shanghai, China and our Sourcing Fairs to be held in second and fourth quarters of 2006 in Hong Kong.

We recorded increases in bulk mailing costs, printing charges, paper costs and magazine subscription promotion costs for our print publications business and promotions for our online services and these are expensed as incurred. In addition, we increased our participation in third party trade shows to promote our products and services to the buyer community. As a result of the increase in these activities, we recorded an increase in payroll costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.6 million during the three months ended December 31, 2003 to $8.0 million during the three months ended December 31, 2004, an increase of 5%, due mainly to the increase in content management services costs, marketing costs, and administration support costs for our exhibitions and trade shows activity and information technology support services costs in the fourth quarter of 2004.

     General and administrative costs increased by 9% from $28.7 million during the year ended December 31, 2003 to $31.3 million during the year ended December 31, 2004, due mainly to increases in content management services costs, marketing costs, fees paid to consultants, professional fees paid for our Form F-3 registration, and administration support costs for our exhibitions and trade shows activity.

     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services remained at $1.1 million during the three months ended December 31, 2003 and during the three months ended December 31, 2004, resulting from increase in fees paid to consultants off-set by reduction in depreciation costs.

     Online services development costs to fund the updating and maintenance of our online services declined from $5.0 million during the year ended December 31, 2003 to $4.2 million during the year ended December 31, 2004, a decline of 16%. This decline resulted mainly from a decline in depreciation costs off-set partially by increase in fees paid to consultants.

     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the three months ended December 31, 2004 was $0.9 million compared to $0.2 million recorded during the three months ended December 31, 2003. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price.

     The total non-cash compensation expense, resulting from the ECP, recorded by us increased by 50% from $1.4 million during the year ended December 31, 2003 to $2.1 million during the year ended December 31, 2004 due mainly to new share awards in January 2004, re-measurement of equity compensation expense based on our prevailing share price and forfeiture of the unvested awards to the resigned staff.

     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

     Amortization of software cost. Amortization of software cost during the three months ended December 31, 2004, was $0.4 million, compared to $0.9 million for the three months ended December 31, 2003.

     Amortization of software cost during the year ended December 31, 2004 were $1.5 million, compared to $4.5 million for the year ended December 31, 2003.

     Income From Operations. The total income from operations during the three months ended December 31, 2004 was $4.5 million as compared to $3.5 million during the three months ended December 31, 2003. The increase in total income from operations resulted mainly from the increase in revenue, declines in sales costs, amortization of software costs, off-set partially by increases in event production costs, community costs, general and administrative costs, online services development costs and non-cash compensation expense. Income from operations for online and other media services grew to $5.5 million during the three months ended December 31, 2004 from $3.6 million during the three months ended December 31, 2003, an increase of 53%. The growth was mainly attributable to growth in online and other media services revenue, declines in sales costs and amortization of software costs, off-set partially by increases in community costs, general and administrative costs, online services development costs and non-cash compensation expense.

     The total income from operations during the year ended December 31, 2004 was $16.1 million compared to $8.8 million during the year ended December 31, 2003. The improvement was mainly due to growth in revenue, declines in online services development costs, and amortization of software costs, off-set partially by an increase in event production costs, community costs, general and administrative costs and non-cash compensation expenses. Income from operations for online and other media services grew from $9.4 million during the year ended December 31, 2003 to $17.7 million during the year ended December 31, 2004, a growth of 88%. The growth resulted mainly from growth in online and other media services revenue, declines in online services development costs and amortization of software costs, off-set partially by increases in community costs, general and administrative costs and non-cash compensation expense.

     Gain (loss) on Sale of Available-for-sale Securities. We recorded a gain of $0.5 million and an interest income of $0.04 million arising from sale of available-for-sale securities during the three months ended December 31, 2004. We recorded a gain of $1.1 million and an interest income of $0.1 million arising from the sale of available-for-sale securities during the year ended December 31, 2004.

     Income Taxes. We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

     We reported a tax provision of $0.05 million during the three months ended December 31, 2004 and $0.3 million during the three months ended December 31, 2003.

     We reported a tax provision of $0.7 million during the year ended December 31, 2004 and during the year ended December 31, 2003.

     Net Income. Net income was $5.0 million during the three months ended December 31, 2004, compared to $2.7 million during the three months ended December 31, 2003. This growth resulted mainly from the increase in revenue, increases in gain on sale of available-for-sale securities and foreign exchange gains, after charging increases in event production costs, community costs, general administrative costs, online services development costs and non-cash compensation expenses off-set partially by declines in sales cost, amortization of software costs and reduction in tax provision.

     Net income was $15.8 million during the year ended December 31, 2004, compared to a net income of $7.3 million during the year ended December 31, 2003. The improvement was mainly due to growth in revenue, increases in interest income, gain on sale of available-for-sale securities and foreign exchange gains, after charging increases in, event production costs, community costs, general and administrative costs, non-cash compensation expenses and increase in the share of profits attributable to a minority shareholder during the year ended December 31, 2004 due to profitable performance of a subsidiary, off-set partially by declines in online services development costs and amortization of software costs.

Liquidity and Capital Resources

     We financed our activities for year ended December 31, 2004 using cash generated from our operations.

     Net cash generated from operating activities was $21.2 million during the year ended December 31, 2004, compared to $25.3 million cash generated from operating activities during the year ended December 31, 2003. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

     Net cash generated from investing activities was $5.1 million during the year ended December 31, 2004, resulting mainly from the net proceeds from sale of available-for-sale securities of $25.8 million and $0.4 million proceeds from bonds which matured during the year 2004, off-set partially by $21.1 million cash used for capital expenditures for purchase of office premises under construction, computers, softwares, software development, leasehold improvements, office furniture. Net cash used for investing activities during the year ended December 31, 2003 was $10.1 million, which was used principally for $2.3 million capital expenditures for computers, softwares, software development, renovation of leasehold properties, a motor vehicle and $8.3 million net purchase of available-for-sale securities, off-set partially by $0.4 million proceeds from bonds which matured during the year 2003.

     Net cash used for financing activities was $11.3 million during the year ended December 31, 2004, which was used for repayment of amount due to a shareholder of $11.4 million off-set partially by $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.03 million during the year ended December 31, 2003, which represents amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2004, the unutilized amount under this facility was approximately $0.4 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2004, such guarantee amounted to $0.003 million.

     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. During the fourth quarter we wrote-back $0.7 million provision for doubtful debts that we determined no longer required due to improvement in our collection performance. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

     Advance payments received from customers were $30.2 million as of December 31, 2004, compared to $27.5 million as at December 31, 2003, improving our liquidity.

     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2004, we paid $1.9 million under these agreements. The amounts paid will be expensed when the related events are held.

     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $3.0 million, in payments over four years. As of December 31, 2004, we paid $0.6 million under these agreements.

     During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building under construction in Shenzhen, China at a purchase price of $19.0 million, which has been fully paid. The construction is expected to be completed before end of March 2005.

     On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 1, 2004 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2004. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the eleven for ten share split for all periods presented. In addition, we have reclassified $0.026 million from additional paid in capital to common share capital as of December 31, 2003 and December 31, 2004, in connection with the bonus share issue.

     We anticipate that cash and securities on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We have no bank debt as at December 31, 2004.

Recent Accounting Pronouncements

     In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 requires a beneficiary to consolidate a variable interest entity (“VIE”) if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company’s first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under the original or revised interpretation’s provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation’s provisions no later than the Company’s first quarter of fiscal 2004. We believe that the adoption of FIN 46 did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, FASB issued FSP EITF Issue “03-1-1”, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The final FSP providing implementation guidance is expected to be issued early in December 2004. The disclosure requirements of the consensus remain in effect. The Company does not expect the adoption of EITF 03-1 to have a material effect on its results of operations and financial condition.

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires , among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. The provisions of SFAS 123R are effective for the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the effect, if any, that the adoption of SFAS 123R will have on our financial statements of position, results of operations or cash flows.

Qualitative and Quantitative Disclosures about Market Risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.

     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.

     During the year ended December 31, 2004 and the year ended December 31, 2003, we have not engaged in foreign currency hedging activities.

     In the year ended December 31, 2004 and the year ended December 31, 2003, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.